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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18974

FEB 28 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartfield, Titus & Donnelly, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue, Suite 1430
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Lynch, Jr. (201) 217-8045
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

530 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays



OATH OR AFFIRMATION

I, MARK J. EPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARTFIELD TITUS & DONNELLY, LLC, as of DECEMBER 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires June 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of coc solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 23, 2002

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

HARTFIELD TITUS & DONNELLY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash (Note 2)	$ 1,942,159
Deposits receivable (Note 3)	721,280
Due from clearing agent	212,145
Receivable from broker-dealers and dealer banks (Notes 1 and 4)	6,945,488
Miscellaneous receivable	10,300
Prepaid expenses	2,995
Property and equipment, net (Notes 1 and 7)	75,322
Cash surrender value - officers' life insurance	303,606
Investment in securities (Note 11)	20,100
Loan receivable - affiliate (Note 6)	91,434
Loans receivable (Note 8)	752,935
TOTAL ASSETS	$ 11,077,764

LIABILITIES AND MEMBERS EQUITY

Liabilities:	
Payable to broker-dealers and dealer banks (Notes 1 and 4)	$ 6,949,751
Accrued expenses	2,053,216
Other taxes payable (Note 1)	26,896
Deferred rent (Note 9)	68,273
Distributions payable	100,000
Other liabilities	6,334
Total liabilities	9,204,470
Commitments and contingencies (Note 5)	
Members' equity	1,873,294
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 11,077,764

See accompanying notes to the financial statements.

 

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a Limited Liability Company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD") and the Municipal Securities Rulemaking Board ("MSRB") and the Company is a member of the Securities Investors Protection Corporation ("SIPC").

Revenue Recognition

Purchases and sales of securities are recorded on a settlement date basis (generally the third business day following the transaction date) with related commission income and expenses reported on a settlement date basis. Transactions which have failed to settle as of December 31, 2001 have been accrued.

Property and Equipment

Property and equipment are stated at cost. Fully depreciated assets are written off against accumulated depreciation.

Depreciation is provided on a straight-line and double-declining basis over the estimated useful lives of the various classes of assets ranging from 5 to 12 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance, repairs, renewals and betterments of a character calculated to extend the originally estimated useful life of an asset are capitalized. Minor maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code, New Jersey, California, Georgia, New York, Texas, Florida and Illinois state tax law to be treated as a Limited Liability Company for income tax purposes. In lieu of income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in theses financial statements.

 

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

The Company is engaged in brokerage activities whose counterparties consist primarily of registered brokers, dealers or municipal securities dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - CASH CONCENTRATION

The Company maintains cash balances at several financial institutions located in the Northeast. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregated $1,817,836 at December 31, 2001.

NOTE 3 - DEPOSITS RECEIVABLE

The Company as a participant in the National Securities Clearing Corporation (NSCC) is required to maintain with them an interest bearing deposit in the amount of $650,000.

In addition, the Company has a non-interest bearing deposit with its clearing agent in the amount of $25,000, a interest bearing deposit with the Depository Trust Company ("DTC") in the amount of $25,938 and various other security deposits of $20,342.

NOTE 4 - RECEIVABLE AND PAYABLE - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on settlement date.

 

NOTE 5 - COMMITMENTS

The Company has several leases for office facilities and vehicles under operating leases expiring in various years through the year 2005. The minimum annual rental commitments under leases in effect at December 31, 2001 are as follows:

Year Ending December 31	Related Party	Others
2002	$179,791	$277,296
2003	135,751	194,633
2004	52,960	-
2005	13,632	-
	$382,134	$471,929

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes, electricity and other costs. Rent expense for the year ended December 31, 2001 amounted to $415,357.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

The Company leases office space, rents equipment and receives certain administrative services from an affiliated company related through common ownership. These expenses, including rent expense referred to in Note 5, amounted to $730,633 for the year ended December 31, 2001. Loan receivable from the affiliated company aggregated $91,434 at December 31, 2001. The loan is non-interest bearing and is due on demand.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consist of the following:

Leasehold improvements	$ 173,292
Furniture and fixtures	8,167
Computer equipment	45,875
	227,334
Less: accumulated depreciation	152,012
Total	$ 75,322

Depreciation expense for the year ended December 31, 2001 amounted to $21,748.

NOTE 8 - LOANS RECEIVABLE

The Company advanced funds to officers of the Company. These loans are due on demand. Interest is charged monthly based on the prime rate. Interest income on these loans for the year ended December 31, 2001 aggregated $49,088.

NOTE 9 - DEFERRED RENT

The Company is obligated under a lease agreement for office space through the year 2003. The lease term at inception was 12 years and contains a provision for one year of free rent. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the remaining lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease have been reflected as deferred rent in the accompanying balance sheet.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has met these requirements. At December 31, 2001, the Company had net capital of $898,846 which exceeds the Company's required minimum net capital of $150,315. The Company's ratio of aggregate indebtedness to net capital was 2.51 to 1 as of December 31, 2001.

NOTE 11 - INVESTMENT IN SECURITIES

During 2000 the Company as a member of the NASD was offered the option to purchase warrants for the inital public offering of The NASDAQ Stock Market, Inc. The Company purchased in two separate transactions of a total 1,500 warrants at a cost of $20,100.